FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

    Abrams            Edward              M.
-------------------------------------------------------------------------------
   (Last)            (First)            (Middle)

  c/o Abrams Industries, Inc., 1945 The Exchange, Suite 300
-------------------------------------------------------------------------------
                     (Street)

   Atlanta             Georgia          30339-2029
-------------------------------------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

     Abrams Industries, Inc. (ABRI)

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

   ---------------

_______________________________________________________________________________
4. Statement for Month/Year

   December 1997

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)


_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [x] 10% Owner
   [x] Director
   [x] Officer (give title below)
   [ ] Other (specify below)

      Chairman
   ---------------------------------------------------------

_______________________________________________________________________________

                                                                         Page 2

FORM 4 (continued)

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock <F1>        12-15-97    J            321,617       (D)                 247,785       D
Common Stock <F1>        12-15-97    J                499.2     (A)                     249.6     I           By LLC
Common Stock <F2>        12-22-97    G                249.6     (D)                     249.6     I           By LLC

Explanation of Responses:

<F1>On December 15, 1997, Mr. Abrams contributed 321,617 shares of Common Stock of the Issuer to Abrams Partners, L.P., a
    Georgia limited partnership (the "Partnership"), in exchange for a limited partnership interest in the Partnership. At the time of Mr. Abrams' contribution, the Common Stock of the Issuer was valued at $8.00 per share. The only assets of the Partnership are 500,000 shares of the Common Stock of the Issuer collectively contributed by Mr. Abrams and the other limited partners of the Partnership and $5,000 cash contributed by the general partner.
    Based upon the valuation of the stock at the time of its contribution, Mr. Abrams held a 64.2% interest in the Partnership as a limited partner. The general partner of the Partnership is Abrams Management Company, a Georgia limited liability company ("Abrams Management"), of which Mr. Abrams is a member. At December 15, 1997, Abrams Management held a 0.12% interest in the Partnership. As a result, Abrams Management is deemed to be the beneficial owner of 0.12%, or 624 shares, of the Common Stock of the Issuer that is owned by the Partnership and Mr. Abrams, as an 80% owner of Abrams Management, is deemed to be the indirect beneficial owner of 499.2 of such shares.

<F2>On December 22, 1997, Mr. Abrams gave half of  his ownership interest in Abrams Management to his two adult children, thereby reducing his ownership interest in Abrams Management from 80% to 40%. As a result of this bona fide gift, Mr. Abrams' beneficial ownership of shares of Common Stock of the Issuer, as beneficially owned by Abrams Management, was reduced from
    499.2 shares to 249.6 shares. At the time of the transfer, the Common Stock of the Issuer was valued at $7.63 per share.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------







               /s/ Edward M. Abrams                           01/8/98
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.